VOLITIONRX LIMITED

1489 West Warm Springs Road, Suite 110

Henderson, Nevada 89014

April 16, 2025

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VolitionRx Limited Request for Withdrawal of Certain Securities on Form S-3 File No. 333-259783

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), VolitionRx Limited, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consents to the withdrawal of an aggregate of 35,867,306 shares of the Company’s common stock, par value $0.001 per share, issuable upon the exercise of previously issued warrants (the “Warrant Shares”) effective immediately or at the earliest practicable date hereafter. The Warrant Shares were registered by the Company under its Registration Statement on Form S-3 originally filed with the Commission on September 24, 2021, as amended (File No. 333-259783), and declared effective on November 8, 2021 (the “Original Registration Statement”).

The Company submits this request for withdrawal of the Warrant Shares because the Company is now subject to the “baby shelf” rules of General Instruction I.B.6 of Form S-3, which limits the sales of securities registered on a shelf Registration Statement on Form S-3 in a public primary offering to an aggregate of one-third of an issuer’s public float. The Company has registered the Warrant Shares under a Registration Statement on Form S-1 (File No. 333-286401) for the purposes of conducting a delayed or continuous offering of the Warrant Shares pursuant to Rule 415 under the Securities Act to provide the Company with additional availability to issue and sell securities under its shelf Registration Statement on Form S-3 (File No. 333-283088). The Company hereby confirms that none of the Warrant Shares were sold under the Original Registration Statement.

The Company requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the Warrant Shares be credited for future use.

Should the Commission have any questions regarding this request for withdrawal, please do not hesitate to contact Marc G. Alcser, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth LLP, via telephone at (949) 725-4136 or via email at malcser@stradlinglaw.com or, in his absence, Amanda McFall via telephone at (949) 725-4029 or via email at amcfall@stradinglaw.com.

Sincerely,

VOLITIONRX LIMITED

/s/ Cameron Reynolds

Cameron Reynolds
President and Chief Executive Officer

cc:

VolitionRx Limited

Terig Hughes, Chief Financial Officer

Stradling Yocca Carlson & Rauth LLP

Marc G. Alcser, Esq.

Amanda McFall, Esq.